EXHIBIT 99.2
VILLAGE SUPER MARKET, INC.
EXECUTIVE OFFICES
733 Mountain Avenue
Springfield, New Jersey 07081
Phone:  (973) 467-2200
Fax:  (973) 467-6582

To Our Shareholders:

Net income was $4,298,000 in the first quarter of fiscal 2008, an increase of 2% from the first quarter of the prior year.  Net income improved due to higher sales and increased interest income. These improvements were partially offset by a lower gross profit percentage due to increased promotional spending in the first quarter of fiscal 2008.

Sales were $263,559,000 in the first quarter of fiscal 2008, an increase of 4.8% from the first quarter of the prior year.  Sales increased due to the opening of a new store in Galloway Township, New Jersey on October 3, 2007 and a 3.6% increase in same store sales.  Same store sales increased due to improved sales in one store due to the closing of a store by a competitor, higher sales in the Somers Point replacement store, and increased promotional spending in the first quarter of fiscal 2008.  These improvements were partially offset by reduced sales in four stores due to three competitive store openings.

Gross profit as a percentage of sales decreased .15% in the first quarter of fiscal 2008 compared to the first quarter of the prior year due to increased promotional spending (.50%).  This decrease was partially offset by improvements in departmental gross margin percentages (.20%) and product mix (.08%), and reduced warehouse assessment charges from Wakefern (.05%).

Operating and administrative expense decreased .01% as a percentage of sales in the first quarter of fiscal 2008 compared to the first quarter of the prior year primarily due to a rebate of property and liability insurance premiums (.12%), offset by pre-opening expenses associated with the new Galloway and Franklin stores (.14%).

On December 7, 2007, the Board of Directors declared a 12% increase in the quarterly cash dividend.  The increased quarterly dividend of $.28 per Class A common share and $.182 per Class B common share will be payable January 24, 2008 to shareholders of record on December 27, 2007.

Respectfully,

Perry Sumas	James Sumas
President	Chairman of the Board

December 7, 2007

All statements, other than statements of historical fact, included in this report are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; results of ongoing litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(Dollars in Thousands Except Per Share Amounts)

	13 Weeks Ended	13 Weeks Ended
	October 27, 2007	October 28, 2006

Sales	$263,559	$251,469

Cost of sales	193,344	184,091

Gross profit	70,215	67,378

Operating and administrative expense	59,920	57,181

Depreciation and amortization	3,189	2,987

Operating income	7,106	7,210

Interest expense	(607)	(715)

Interest income	988	769

Income before income taxes	7,487	7,264

Income taxes	3,189	3,044

Net income	$4,298	$4,220

Net income per share [1]:
		Revised
Class A common stock:
Basic	$.81	$.80
Diluted	$.65	$.65

Class B common stock:
Basic	$.53	$.52
Diluted	$.52	$.51

Gross profit as a % of sales	26.6%	26.8%

Operating and administrative expense as a % of sales	22.7%	22.7%

1 Net income per share is computed utilizing the two-class method.  The two-class method is an earnings allocation formula that calculates net income per share for each class of common stock separately based on dividends declared and participation rights in undistributed earnings.  Net income per share for the prior period has been revised to reflect the two-class method.